U. S. Securities and Exchange Commission
                      Washington, D.C.  20549


                             Form 10-SB



                   GENERAL FORM FOR REGISTRATION OF
                             SECURITIES
                      OF SMALL BUSINESS ISSUERS


Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                            Eyemakers, Inc.
                 formerly "21st Century Vision, Inc."
       -----------------------------------------------------
       (Exact name of registrant as specified in its charter)


Nevada                                       88-0350797
------------------------------               -----------------
(State or other jurisdiction of              (I.R.S. employer
incorporation or organization)               identification
                                             number)


             4100 McEwen, Suite 160, Dallas, Texas 75244
          --------------------------------------------------
              (Address of principal executive offices)

Issuer's Telephone Number:      (972) 386-8977

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                               PART I

                   ITEM 1 - DESCRIPTION OF BUSINESS

                                    BUSINESS

General

     The Company is principally engaged in building a national network of independently-owned, Company-managed optometry practices that include full service retail facilities that are located primarily in shopping malls and other high traffic areas. The Company intends to acquire optometry practices and build optometry practice facilities and subsequently sell those practices and facilities to independent optometrists. As part of the sale of the optometry practice or facility, the Company will provide practice management services to the independent optometrists.

     The Company operates through its wholly-owned subsidiaries, Optical Resource Management, Inc., ("Optical"), and Budget Opticals of America, Inc. ("Budget"). Optical, an optometry practice management company for independent optometrists, currently manages eight practices in the Dallas/Fort Worth area doing business as "Eyemakers[registered]." These eight are "one-door practices" wherein an independent optometrist owns and profits from the sale of glasses, contacts and exams. This is compared to a "two door operation" wherein an independent optometrist leases office space from a corporate entity and profits only from the sale of contacts and eye exams. In a "two door operation" the corporate entity owns the retail glasses business. Optical, listed as 21st Century Vision and Budget are ranked as number 71 and number 96, respectively in the annual Top 100 Optical Chains as reported by the April, 1997 edition of 20/20 Magazine.

     As of December 31, 1997, twenty-nine optical operations in Central Texas, Houston and Dallas, Texas are doing business under the Budget Opticals of America name. Sixteen of these operations are run as two-door operations owned by Budget; three, formerly owned by Budget, were converted into one-door practices owned by independent optometrists; and ten do business as Budget Opticals of America under name use agreements. These name use agreements provide for the use of the Budget name, lab and various other Budget services. Budget currently plans to sell the remaining sixteen Budget owned operations to independent optometrists and provide practice management services to the acquiring optometrist, thus converting these "two door operations" into "one door practices" with resulting management fees. Consequently, Budget would operate in the same manner as Optical. Of these sixteen facilities, four are located in Venture Stores and seven in Big Kmart stores.

     Budget's success to date has come in part from maintaining and expanding its relationship with a large, Texas-based managed care organization as well as developing relationships with other managed care organizations. While Management believes the eye care component of managed care has been slower to develop in Texas than in other parts of the country, Budget's relationships with managed care organizations position the Company for steady growth in this arena.

     The Company was organized in Nevada in March 1995 as "21st Century Vision, Inc." ("Vision") and subsequently changed its name to "Eyemakers, Inc." in August 1996. Eyemakers became a public company in January 1996 through its issuance of shares in the state of Nevada pursuant to an exemption provided by Rule 504 of Regulation D. The Company was subsequently approved for listing on Standard & Poors. The Company purchased all of the outstanding capital stock of Optical and Budget in May 1996 and August 1997, respectively. Optical and Budget are each Texas corporations, incorporated in July 1994 and July 1987, respectively. The Company's common stock is traded on the OTC electronic bulletin board under the symbol "EYEM." The Company does not currently file periodic reports under the Securities and Exchange Act of 1934.

Strategy

     The Company's strategy is to develop a national network of independently-owned, Company-managed optometry practices. The Company offers the comprehensive practice management components necessary to efficiently develop and manage an optometry practice including management information systems, business analysis and reporting, volume pricing on goods, human resources and training, handling of managed care and marketing. For these services, the Company receives a fee equal to 10% of gross sales for a sale of a facility for ten years with an additional 6% management fee for ten years and, prospectively, thereafter. To achieve its strategy, the Company intends to use the following key elements:

          Acquire and Convert - The Company intends to selectively acquire existing optometry practices, sell those practices to independent optometrists and subsequently provide practice management services to the independent optometrists, locking in future revenue streams. In States where the corporate practice of medicine is regulated, such as Texas, the Company will structure these acquisitions to comply with each state's regulations. Not unlike other areas of health care, the eye care industry is experiencing considerable consolidation with existing retail chains rapidly working to gain market share.

          Contrary to the process followed in many consolidation strategies, successful acquisitions by the Company will not be dependent upon significant restructuring or cost cutting within acquired entities. Rather, individual acquired practices can be resold to single, motivated doctors. The resale of the practice can be accomplished following a formula recognizing revenues based on a percentage of practice gross sales over ten years. In many cases, the purchasing doctors will be the former employees of the independent selling owner/doctor. Providing such opportunities will not only ensure a continuity of revenue and patient flow but will also facilitate acquisitions by allowing the seller to provide his employees or fellow doctors with an exceptional financial opportunity. Specifically, doctors who were formerly employed by a chain would, under the Eyemakers plan, have the opportunity to own and profit from their optical practice.

          Build New Optometry Facilities - The Company intends to build and sell to independent optometrists "one door" optometry facilities in shopping malls and other high traffic areas. Unlike a single independent optometrist, the Company can obtain prime retail space and obtain goods at a cost that is competitive with competing chains, passing the savings on to the acquiring optometrist. The Company will profit not only from the sale of the facilities, but from the additional fees generated by the management services provided by the Company to the optometrist as well.

                                 THE INDUSTRY

General

     A survey published in the February, 1997 edition of 20/20 Magazine revealed that the size of the retail optical market was approximately $12.9 billion in 1994, $13.8 billion in 1995, and $14.6 billion in 1996. Management believes the primary factors fueling the growth include:

          Doctor is the Gatekeeper - The doctor is the driving component in the eye care business. No prescription optical products may be legally sold without a patient first receiving an eye examination and doctor's prescription. However, the doctor is generally in a dilemma over his opportunities - remain an independent or affiliate with a corporate chain.

          Independent doctors typically either attempt to finance an entry into the business entirely alone or through the purchase of a franchise package. While providing the security available in working for themselves, those independent of any trade name will have trouble competing for patients in or out of managed care and for advantageous costs of products and prime locations. Independents aligned with franchisors gain more support from the larger group, yet ultimately management believes that the franchisor provides them little in the way of operating support or business services.

          Corporate affiliated doctors typically lease space along side a retail optical operation owned by a corporate chain. These doctors do benefit from the increased patient awareness of the trade name due to advertising and good locations. However, these doctors do not share in the business opportunities or profits of the glasses side, being limited to eye exam fees and contact lenses and they often lack security, many times practicing under 30-day termination clauses for their subleased space.

          Demographics and Presbyope - As we age, the human anatomy begins to deteriorate. Our eyes classically weaken around the age of 40-45. This is a simple phenomenon to observe as many will notice people of this age holding reading materials increasingly further from their eyes in order to focus. The largest component of the demographics (77 million people) known as the "Baby-Boomers" are approaching this point in their lives. Throughout this process, this population segment is seeking vision correction, some of them for the first time in their lives. Management believes that due to social status and income, these new patients seldom seek or settle for the lowest price solution to something so vital as their vision. Additionally, as the population of literate and active senior citizens continues to grow in size, demand for an unprecedented volume of eye wear and eye care services is expected to become a reality.

          Technology - Eye care products and services continue to evolve and improve. Lighter, thinner lenses are available for glasses. Extended wear and disposable (even daily disposable) contact lenses have gained mass-market acceptance. Eye examinations can now be performed quickly and more accurately than ever before, yielding better results for the patients and improved preventative care. As the technology, skill levels and market education matures, laser eye surgery will have an impact on the eye care industry as well. As a uniquely specialized component of a larger health care specialty, laser surgery providers are working to network with the doctors that manage large groups of patients. It should be noted, however, that while creating new sources of revenue, laser surgery does not eliminate the problem of presbyopia, the single largest factor driving the growth in eye care revenue.

          Lifestyle and Fashion - Eye care products have evolved beyond the simple utility of sight enhancement. It is now fashionable and advantageous to have different pairs of glasses for a variety of occasions (e.g., work, leisure, driving, sports, etc.). These products also support the largest margins. Licensing and branding efforts currently include, but are not limited to such well-known names as Guess , Polo, Harley-Davidson, Laura Ashley, Kathy Ireland, Mickey Mouse, and Nautica. Management believes that today's eye wear consumer is as concerned with how well they are seen as they are with how well they see.

          Convenience - Unlike other health care specialties, eye care is now available and expected to be as convenient as going to a shopping mall or strip center. No longer is the average patient required to make a special appointment and travel out of their way to a professional building for this element of health care. Both the service and the products can be found at local retail shopping establishments where the patient can also shop elsewhere, be entertained and dine.

          Managed Care - As more of the population obtain their insurance through managed care programs, significantly larger numbers of the public are motivated to have annual eye exams for preventative reasons. Management believes, rather than being negative, these trends are actually enhancing opportunities for larger optical operations that are able, due to their size, to contract with managed care providers. Independent optometrists more readily recognize their own need to become part of a larger network or risk being left out of larger managed care contracts.

          Confusing Pricing - Over the past several years, the eye care consumer has faced an array of confusing optical choices involving "buy one, get one free" on limited selections and "pizza coupon" discounting.

          Corporate Retailers - Large corporate chains have been lured into the industry by the high gross profit margin potential of sales of glasses. They generally have been able to gain market share through lower costs of goods, high visibility locations and large advertising budgets. They have been largely successful, in spite of the limitations placed on the affiliated optometrists, many ranking within the Top 100 optical chains according to 20/20 Magazine. However, management believes that it is the entrance and methods of these companies that generally causes the entire industry to be viewed as a commodity or consumer good. Further, management believes that independent optometrists lose much of their freedom to operate as well as a significant portion of their profits when aligned with the typical corporate chain model.

          Mass Merchandisers - Wal-Mart set the pace several years ago for the mass merchant to offer eye exams and eye wear in many locations. Venture Stores, K-Mart and others have followed, providing competitive services. The success achieved by these retailers in general merchandise has already become evident in the optical industry, as Wal-Mart Optical Stores as a whole are in the top five optical chains nationally.

          Impact of Consolidation of Eye Care Industry on Optometrists - Neither the independent nor the corporate aligned doctor is immune to difficulties in exercising their professional skills. Both are facing a variety of pressures in today's optical market.

     Public Market - Traditionally, the optical industry has been operated with more of a "mom-and-pop" mentality than a corporate model. In fact, advertising was not even allowed until the mid 1970s. This characteristic is in a state of dramatic shift. Management believes that the aforementioned combination of factors pertaining to the optical industry has created a very significant and potentially lucrative window of opportunity for any company that succeeds in providing an avenue for independent doctors to compete in this new market environment.

     Several corporations have previously been founded or grown focusing primarily upon the retail sales of optical goods. Vision Monday, one of the most respected trade journals within the industry, began tracking the industry's larger public companies in January 1996. The Vision Monday Optical Stock Index ("VMOSI") tracks all of the business components in the domestic and international optical industry including retail, suppliers, lasers, and managed care. The December 15, 1997 issue of Vision Monday broke down the 39 companies being as follows:

Business Category     Number    Low PE<F1>     High PE<F1>   Average PE<F1>

Retail                  6          3               48            12
Suppliers              20          1               71            27
Lasers                  7          3               42            15
Managed Care            6          2               46            17

<F1>  "PE" means the ratio of a company's trading price to its earnings.

Implementation

         The Doctor Centered Model

         The Company focuses on independent optometrists. By using this strategy, the Company believes it has identified the means to motivate the doctor and the entire practice to greater success. While other companies provide practice management services, management believes that its focus is unique within the industry. The Company developed its strategy with close attention to the Texas Optometry Act and Rules. Its management agreement is a direct result of this effort and provides the Company with what it considers to be a competitive advantage. In its essence, the agreement outlines the following:

         1.  The doctor owns the practice and oversees patient care;

         2. The doctor contracts with the management company to provide personnel, purchasing, marketing, information, contract negotiation and reporting services from the Company; and

         3. In its capacity of providing management services the Company does not engage in buying or selling wholesale or retail optical goods nor controlling the operations of the practice outside of that prescribed by the owner.

         As the Company expands into other states it will comply with the Optometry regulations of each state. The Company also utilizes simplified pricing methods and believes that the use of Eyemakers "every day low pricing" or the Budget "one price point" significantly reduces patient confusion.

         As of December 31, 1997, Optical manages all eight practices doing business as "Eyemakers[registered]," four of which were built by Optical and sold to independent optometrists. In accordance with its strategy, Budget has sold and now manages three of its operations. Budget currently intends to convert its remaining Company-owned operations into "one-door operations."

          Given an average-sized practice, the practice management formula is implemented as follows (figures may vary depending on the size/anticipated volume of the mall or acquired facility):

         1. The Company builds a new mall-based facility for approximately $350,000;

         2. An independent optometrist purchases the facility for approximately $1,500,000 over ten years (estimated at 10% gross revenue per year for ten years); and

         3. The optometrist is currently charged 6% of gross revenues for practice management during and subsequent to the ten year term.

                FUNDAMENTAL PRACTICE MANAGEMENT FORMULA EQUATION

            1 High-Traffic, Mall-Based Eye Care Facility - 10 Years

  $350,000 capital expenditure generates $15,000,000 estimated gross practice sales over 10 years, which generates (based on estimates):

         Facility purchase   -    $1,500,000  (10% of gross practice sales of
                                               $15,000,000 for 10 Years)

         Management Fees     -       900,000  (6% of gross practice sales of
                                               $15,000,000 for 10 years)
                               --------------
         Estimated gross
            revenue          -    $2,400,000

     Assuming a practice generates $1,500,000 of gross revenues each year, the Company's initial capital expenditure of $350,000 would be recovered in eighteen months.

         The acquisition model using this formula works with identical mechanics. However, instead of building a new location for approximately $350,000, the Company would acquire an existing location or chain and in turn sell each facility to an independent doctor under the same terms. In either case, whether selling a built or acquired facility, the Company will be able to lock in 10-year revenue streams at a rate currently equal to 16% of the practice's gross sales. After 10 years, a minimum of 6% of the practice gross sales is anticipated to continue to flow to the Company indefinitely. The Company refers to this process as its "Practice Management Formula," or capturing 10% of gross sales for a sale of a facility for ten years with an additional 6% management fee for ten years and, prospectively, thereafter. Management intends to use the Practice Management Formula, where applicable, on future facilities built and sold to doctors. As an entry to certain new geographies or as a negotiated option, the Company intends to, from time to time, sell such facilities at an agreed price, recording the sale and cost of the sale in the year of the transaction ("up front sale"). The existing Eyemakers[registered] locations are all operating under the 6% management component of the Formula. Four of these eight were sold as an up front sale in 1995 and 1996 producing revenues of $2,565,744 over the two years.

         In its role of selling facilities and managing practices, the Company has the unique opportunity to assist the independent optometrist in counteracting the confusing pricing issues his patients and other consumers face. The Company offers choices to doctors who may want either the "every day low price" value pricing brand names under the Eyemakers[registered] trade name or the "one price point" value packaging of quality eye wear under the Budget Opticals of America trade name with its corollary opportunity within K-Mart mass merchant outlets. Furthermore, although each practice is independently-owned by an optometrist, each practice can operate under the Company owned trade names of "Eyemakers[registered]" and "Budget Opticals of America" which creates a public image of a multi-site chain operation.

Suppliers and Landlords

         As part of its management services, the Company's business requires ongoing interaction with a variety of third party suppliers of goods and services. These include not only the retail goods sold, but doctor equipment, lab equipment, fixtures, merchandising materials, construction and mall management services. The Company has spent considerable time reviewing suppliers of these business components. Relationships have been established within the preferred suppliers in order to ensure quality products, contain costs, and receive superior service.

     The Company has been able to establish relationships with retail shopping center management. The Company has also developed relationships with product vendors to obtain high quality optical goods at favorable, volume purchased unit costs.

Competition

         The Company has different national chain competitors in regulated states and unregulated states. Sterling Vision, Vision 21, Sight Resource and Physicians Resource Group, Inc. are competitors on the acquisition component of the strategy. Lenscrafters and Eyemasters represent primarily retail, mall-based competition. Cole National/Pearle Optical operates in strip-centers, stand-alone locations, and in department stores as a retail competitor and are primarily based on a classic franchise model, offering the owning doctor little in the way of business support or competitive advantage. The Company has, in fact, built its own trade name eye care operations successfully in mall and strip-center locations in direct competition with these national chains.

         Ongoing competition is anticipated. Management is confident, however, that its strategy affords ongoing growth and profitability, even with increased competition. This confidence is based on continuing market growth, the Company's cost of goods, its centrally located labs, and its unique positioning with its acquiring independent optometrists, among the other points discussed herein.

Employees

         The Company currently employs approximately 107 people, of which approximately 105 are full-time. The majority of these employees work as retail sales staff at the thirty-seven Eyemakers and Budget locations. The Company has no contractual obligations with any labor unions nor are its employees represented by organized labor. The Company recognizes that its continued success will depend in large measure on its ability to attract and retain qualified personnel. Management believes that its employee relations are very good. All employees are employees of the Company and staff at each location is under the Company's management. Each owning doctor communicates directly with the operations management of the Company on all employee/staff related issues. All employee salaries and expenses are reimbursed by the owning doctor, with no mark-up by the Company.

Seasonality

         The business of the Company is somewhat seasonal in that the optical industry is itself seasonal. The calendar fourth quarter, traditionally the highest sales volume calendar quarter for retail, is only the third highest in sales volume within the optical industry, as most people traditionally buy items of a non-health care nature. Across the industry overall, the first and third calendar quarters generate approximately two thirds of the combined annual revenues.

         This natural seasonality of the industry may not necessarily be represented in the patterns of the Company's revenues, depending on the fiscal quarter in which the Company opens and/or acquires new facilities.

Patents and Trademarks

         The Company holds a national trademark on the "Eyemakers[registered]" name, acquired at the time of its acquisition of Optical and is considering a national trademark for "Budget Opticals of America." The Company holds an exclusive license for the use of "Mister Magoo" for advertising purposes within the optical industry.

         ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

General

     The Company operates through its wholly-owned subsidiaries, Optical Resource Management, Inc., ("Optical"), and Budget Opticals of America, Inc. ("Budget"). Optical, an optometry practice management company for independent optometrists, currently manages eight practices in the Dallas/Fort Worth area doing business as "Eyemakers[registered]." These eight are "one-door practices" wherein an independent optometrist owns and profits from the sale of glasses, contacts and exams. This is compared to a "two door operation" wherein an independent optometrist leases office space from a corporate entity and profits only from the sale of contacts and eye exams. In a "two door operation" the corporate entity owns the retail glasses business. Optical, listed as 21st Century Vision, and Budget are ranked as number 71 and number 96, respectively in the annual Top 100 Optical Chains as reported by the April, 1997 edition of 20/20 Magazine (Jobson Publishing).

     The Company's principal strategies are to acquire optometry practices, build optometry facilities including retail space, sell the practices and facilities to independent optometrists and manage the practices of those optometrists.

Results of Operations for the Year Ending December 31, 1996 Compared with the Year Ending December 31, 1995

     Total revenues for the year ended December 31, 1996 decreased $79,456 as compared to 1995, to $2,656,340 from $2,735,796. The change in revenue was due in part to reducing the management fee from 11% to 6% in July 1996 in spite of increased retail sales at the managed eye care practices.

     Total costs and expenses increased for the year ended December 31, 1996 as compared to 1995 by $869,687, to $2,135,982 from $1,266,295. This increase was due primarily to increased leased personnel and marketing expenses as a result of increased sales at the managed eye care practices. Other general and administrative expenses increased to $792,508 in 1996 from $354,419 in 1995 primarily due to the addition of a CEO in late 1995, investor relations expenses in 1996 and facility leases on new locations under which the Company is the lessee and subleases the location to the owning doctor.

     Interest income increased to $138,455 in 1996 from $37,489 in 1995 due to interest earned on long-term notes receivable from the sale of facilities during 1995 and in 1996.

     Interest expense increased to $50,620 in 1996 from $13,657 in 1995 because of the interest portion of capital leases signed in 1995 to open new facilities in 1995.

     The net income for the year ended December 31, 1996 was $375,672 and was associated with the net sale of the facility in 1996. The net income for 1996, when compared to 1995, decreased due to the increased cost to build and open the facility sold in 1996, the decrease in management fee as a percent of managed practice sales, and the increase in other general and administrative expenses.

Results of Operations for the Six Months Ending June 30, 1997 Compared with the Six Months Ending June 30, 1996

     Revenues for the six months ended June 30, 1997 increased by $256,147 as compared to the same period in 1996, to $1,066,070 from $809,923. The change in revenue was due to the increased number of managed practices in 1997.

     Costs and expenses for the six months ended June 30, 1997 increased by $348,928 as compared to the same period in 1996, to $1,150,141 from $801,214. This increase was due to the increased number of personnel at the managed practices and the addition of a Chief Operating Officer in January 1997.

     Interest income for the six months ended June 30, 1997 increased by $111,795 as compared to the same period in 1996, to $111,795 from $0. This increase was due to interest earned on notes payable from the sale of facilities. Interest expense for the six months ended June 30, 1997 increased by $13,678 as compared to the same period in 1996, to $25,000 from $11,322. The change in interest expense was due to increased capital leases in 1996.

     The net income for the six months ended June 30, 1997 increased $22,327 as compared to a net loss in 1996, to $1,716 from $20,613. This change primarily resulted from the increased interest income.

Liquidity and Capital Resources

     Cash as of December 31, 1996 was $8,168 as compared to $7,890 as of December 31, 1995. The change was primarily the net of cash used by operating activities ($855,171) and cash provided by financing activities ($896,811).

     Cash provided by financing activities related primarily to $530,000 of proceeds from sale of common stock and $408,984 from proceeds from notes payable. Cash used by operating activities related primarily to increases in management fee receivables of $749,856 and notes receivable from sale of facility of $1,106,688.

     Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the Company's ongoing operations through the remainder of 1998; however, the Company is dependent upon the proceeds of current or future offerings and the anticipated cash flow from operations in order to continue its business strategies.

     Changes in the Company's financial condition at June 30, 1997 as compared with December 31, 1996 resulted primarily from the increased activity and number of managed practices during 1997. Other changes included a decrease in other current liabilities and an increase in stockholders' equity as a result of the Company raising $750,000 through the sale of convertible Preferred Class A shares during 1997.


                      ITEM 3 - DESCRIPTION OF PROPERTY

FACILITIES

     The Company leases approximately 3,567 square feet for its principal executive offices in Dallas, Texas at a rate of $3,270 per month. This office serves as both the Dallas/Ft. Worth and National headquarters for the Company.

The Company currently leases the following optometry facilities:

Location                              Square Feet         Rent per Month

Harker Heights, Texas                    6,192              $2,786  <F1>
Irving Mall, Irving, Texas               1,888               5,177  <F2>
Richardson Square Mall,
      Richardson, Texas                  1,217               4,177  <F3>
Plano, Texas                             1,800               3,030  <F4>
Arlington, Texas                         3,163               5,272  <F5>
Bryan, Texas                             1,172                 947
College Station, Texas                   2,200               2,024
Temple, Texas                            1,000               1,980
Killeen, Texas                           1,000               1,600  <F6>
Round Rock, Texas                        1,060                 987
Killeen, Texas                           1,100               1,100  <F7>
Georgetown, Texas                        1,200               1,105  <F8>
Waco, Texas                              1,500               1,600
Within Kmart Stores and
     others throughout Texas
     eleven separate locations
     totaling                            9,900               6% of sales

[FN]
<F1> For the Principal offices of the Company's subsidiary, Budget.
<F2> The facility is subleased to Dr. George Orm, III on the same terms as the master lease.
<F3> The facility is subleased to Dr. George Orm, Jr. on the same terms as the master lease.
<F4> The facility is subleased to Dr. Glenn DeShaw on the same terms as the master lease.
<F5> The facility is subleased to Dr. Dwight Allison on the same terms as the master lease.
<F6> The facility is subleased to Dr. Michelle Trevino on the same terms as the master lease.
<F7> The facility is subleased to Dr. Michelle Trevino on the same terms as the master lease.
<F8> The facility is subleased to Dr. Stephen Hyle on the same terms as the master lease.


              ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT

     The following table sets forth certain information as of December 31, 1997, with respect to the beneficial ownership of the common stock by each person who is proposed to serve or currently serves as a director of the Company, the executive officers of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of   Name and Address           Amount & Nature          Percent of Class
Class      of Beneficial Owner        of Beneficial Owner<F1>  <F1>
------------------------------------------------------------------------------

common    Dr. George Orm, III<F2>       1,735,360               32.67%
          4100 McEwen, Suite 160
          Dallas, TX 75244

common    James Mellon <F3>             -0-                      <F9>
          4100 McEwen, Suite 160
          Dallas, TX 75244

common    Darrell R. Jolley <F4>        2,500                    <F9>
          4100 McEwen, Suite 160
          Dallas, TX 75244

common    Ed Lech   <F5>                -0-                      <F9>
          4100 McEwen, Suite 160
          Dallas, TX 75244

common    Max C. Tanner <F6>            300,000                  5.65%
          2950 E. Flamingo Rd.
          Suite G
          Las Vegas, NV 89121

common    The Strateia Group, Inc.<F7>  323,916                  6.10%
          2925 LBJ Freeway, Suite 279
          Dallas, TX 75234

common    All Officers and Directors    1,737,860                32.72%
          as a Group <F8>

[FN]
<F1> Does not assume exercise of warrants and options granted to purchase nor conversion of preferred stock totaling 4,371,582 shares of common stock.

<F2> Does not assume the exercise of an option to purchase 250,000 shares of common stock at $1.50 per share, expiring on June 15, 1998.

<F3> Does not assume exercise of an option to purchase 89,000 shares of common stock at $3.25 per share, expiring on December 1, 2005; does not assume conversion of Series B Preferred shares into 356,400 shares at $4.25 per share.

<F4> Does not assume exercise of an option to purchase 40,000 shares of common stock at $.10 per share, expiring on December 15, 1999; exercise of an option to purchase 30,000 shares of common stock at $.25 per share, expiring on December 15, 1999; exercise of an option to purchase 15,000 shares of common stock at $.50 per share, expiring on December 15, 1999; exercise of an option to purchase 40,000 shares of common stock at $1.00 per share, expiring on December 15, 1999; exercise of an option to purchase 27,500 shares of common stock at $1.50 per share, expiring on December 15, 1999; or exercise of an option to purchase 667 shares of common stock at a rate of $1.50 per share, originally set to expire on December 15, 1997 but which expiration date was extended to February 28, 1998.

<F5> Does not assume conversion of Series B Preferred shares into 6,000 shares of common stock at $4.25 per share.

<F6> Does not include the exercise of an option to purchase 100,000 shares of common stock at $.50 per share, expiring on December 31, 1998.

<F7> The Strateia Group, Inc. is owned and controlled in part by Joe H. Glover, a consultant to the Company, and Robert W. Moehler. Includes 73,916 shares of common stock owned by MFC Group which is controlled by Robert W. Moehler.

<F8> Does not include the exercise or conversion of warrants, options or convertible preferred stock of the Company totaling 853,900 shares of common stock by officers and directors of the Company.

<F9> Less than 1%.


           ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, KEY EMPLOYEES
                             AND CONTROL PERSONS

     The following table sets forth the directors, executive officers and other significant employees of and consultants to the Company, their ages, terms of office and all positions with the Company. Directors are elected for a term of one year, and serve until the next annual meeting or until their successors are duly elected by the shareholders and qualify. Officers and other employees serve at the will of the Board of Directors, subject however to any employment agreements. See "Executive Compensation."

Name                            Age         Position
_____________________________________________________________________________

Dr. George Orm, III             45          Chairman of the Board
James C. Mellon                 51          CEO, President and Director
Darrell R. Jolley, CPA          35          Chief Financial Officer, Secretary,
                                            Treasurer and Director
Ed Lech                         46          Director
Joe H. Glover                   47          Consultant

     Dr. George Orm, III has been the Chairman of the Board and a Director of the Company since 1994. Dr. Orm graduated from University of Houston in 1974 with a Bachelor's degree. In 1976, Dr. Orm completed his training at University of Houston, graduating with a Doctorate in Optometry. While a student, Dr. Orm was awarded the Gold Key International Award. This is the highest honor society obtainable by an optometric student, awarded for outstanding professional and ethical attitude through scholarship and leadership of his class and profession. After building, buying, and selling various profitable optometric practices, Dr. Orm established the first Eyemakers[registered] location in 1990 at Town East Mall in Mesquite, Texas. Dr. Orm has continued to work as a practicing Optometrist while laying the foundation for the growth of the Eyemakers[registered] concept. Dr. Orm presently owns the Town East, Montfort and Irving Eyemakers[registered] locations.

     James C. Mellon has been CEO, President, and Director of the Company since October 1997. Prior to joining the Company, Mr. Mellon was President of Budget. Mr. Mellon is a successful entrepreneur with over thirty years experience in the optical industry. His experience includes marketing, advertising and purchasing in middle and upper management. In 1967, Mr. Mellon obtained a degree in Ophthalmic Dispensing and is a licensed optician with the Opticians Association of America and Fellow National Academy of Opticians. At different times prior to starting Budget Opticals of America in 1987, he owned Gibson Optical Boutiques and Plaza Op.

      Darrell R. Jolley has been the Chief Financial Officer, Secretary, Treasurer and a Director of the Company since 1996. Mr. Jolley was the Chief Financial Officer, Chief Operating Officer, Secretary, Treasurer and a Director of Optical from September 1994 until May 1996. Mr. Jolley has a natural inclination to new businesses and industries and has intentionally developed his business skills for start-up and fast growth companies. He has taken companies from the brink of bankruptcy to profitable growth, helped sell a company out of bankruptcy and helped an international company refocus its efforts onto its core business. From December 1992 to August 1994 he served as Controller and Vice President of Harris Adacom Systems, Inc., an international computer distribution company. From May 1990 through November 1992 he was Controller and Vice President of Douglas Packaging, Inc., a folding carton manufacturer. From 1985 to 1990, Mr. Jolley was employed by Deloitte and Touche. Mr. Jolley attended the University of Texas at Austin majoring in Business Honors Program with a specialization in Accounting. Mr. Jolley obtained his CPA certification in January 1989.

     Ed Lech has been a Director of the Company since 1997. Mr. Lech was a Director of Budget Opticals of America since 1996. Mr. Lech holds a BA in Mathematics from Suny at Buffalo and an MSM from Purdue University. In 1996, he became President and CEO of Graham - Patten, a software engineering company. Since joining Graham - Patten, he has led the effort to develop a vision for the future, instituting formal processes for strategic and business planning. In 1991, he joined Intermac to manage the start up of their software and systems division, being promoted to Vice President and General Manager. In 1981, Mr. Lech was employed as an engineer at NCR, being responsible for the development and introduction of several major high technology products.

     Joe H. Glover has been a consultant to the Company since 1994 through his company and has performed financial & management consulting and reviewing potential acquisitions for the Company since its inception. Mr. Glover is the President and a shareholder of The Strateia Group, Inc., which he co-founded in 1993 and which is a business development and consulting firm engaging in various business acquisitions and development activities in the real estate, retail and long term care medical facilities fields. Through The Strateia Group, Inc., he is involved with small cap and emerging markets, assisting numerous companies in acquisitions and business development, as well as those seeking listing on Nasdaq. From October of 1990 through December 1992, Mr. Glover served in various capacities with the sister companies of Thompson Professional Properties, Inc. and Dedicated Care Holding, Inc. As President, he oversaw the dissolution of the entities, which was due to a separation of the founding shareholders. Mr. Glover graduated in 1972 from the United States Naval Academy in Annapolis, Maryland with a degree in Naval Engineering.


                    ITEM 6 - EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Chief Executive Officer during the last three fiscal years. No other officers or directors of the Company received compensation in the form of salary and bonus exceeding $100,000. Directors do not received any compensation for their role as a Director. All Officers and Directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company.

                                    Annual Compensation              Awards
                               -----------------------------     -------------

Name                 Year      Salary           Bonus             Restricted
and                                                               Stock
Principal                                                         Award(s)
Position
-----------------------------------------------------------------------------

Wayne Allison<F1>    1995      $30,000           -0-              400,000<F2>
                     1996      $90,000           -0-                -0-
                     1997      $76,000          40,000              -0-
James Mellon<F3>     1997      $65,000          250,000<F4>           89,000<F5>

[FN]
<F1>   CEO, President and a Director from August 1995 to mid August 1997.
<F2>   Mr. Allison was granted stock options to purchase the following:
       100,000 Shares at $.10 expiring on 12/15/99; 100,000 Shares at $.25 per
       Share expiring on 12/15/99; 50,000 Shares at $.50 per Share expiring on 12/15/99; and 150,000 Shares at $1.00 per Share expiring on 12/15/99.
<F3>   CEO, President and a Director from mid August 1997 to present.
<F4>   Mr. Mellon shall receive $250,000 as a covenant not to compete, which
       $250,000 is considered to have been earned in 1997; however, Mr. Mellon has elected to receive the $250,000 over time. In 1997, he was paid $60,000 of the $250,000 and as of March 14, 1998, he has been paid $140,000 during the 1998 fiscal year.
<F5>   Mr. Mellon was granted stock options to purchase 89,000 shares at $3.25 per share, expiring on December 1, 2005.


                      Option/SAR Grants in Last Fiscal Year
                                Individual Grants
______________________________________________________________________________
           Number of         % of Total
           Securities        Options/SARs
           Underlying        Granted to
           Options/SARs      Employees in     Exercise or Base      Expiration
Name       Granted (#)       Fiscal Year      Price ($/Sh)          Date
______________________________________________________________________________

Mellon     89,000               19%            $3.25/share          12/1/2005



     The Company proposes to compensate management for the current year ending December 31, 1998 with the following amounts:

     OFFICERS/DIRECTORS            PROPOSED AMOUNT

     Dr. George Orm, III           None
     Jim Mellon                    $140,000
     Darrell R. Jolley, CPA        $100,000


            ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None of the officers of the Company are engaged in other businesses. Some of the directors of the Company are engaged in other businesses either individually or through partnerships and corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its directors. Some of the directors have other business interests to which they devote a major or significant portion of their time.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder of the Company may be able to institute legal action on behalf of the Company or on behalf of itself and all similarly situated shareholders of the company to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     In May of 1996, the Company acquired all of the outstanding common stock of Optical. As a result of this acquisition, the shareholders and officers and directors of Optical became shareholders and officers and directors of the Company. Prior shareholders of Optical who became more than 5% shareholders of the Company as a result of this acquisition are as follows: Dr. George Orm, III, The Strateia Group and Marathon Capital. Officers and directors of Optical prior to the acquisition who subsequently became officers and directors of the Company are as follows: George Orm, III, Wayne Allison and Darrell R. Jolley.

     Dr. George Orm, III owns three practices operating under the Eyemakers [registered] trade name within the State of Texas that are managed by the Company. As the owner of these practices, Dr. Orm receives compensation from these operations. Dr. Orm is Chairman of the Board and a principal shareholder of the Company. (See Note M to the Company's 1996 Audited Financial Statements.) These practices in Texas are located one each in Mesquite, Irving and Dallas. Dr. Orm is indebted to the Company as the maker of a Promissory
Note in the amount of $964,000, dated August 1, 1995, payable to Optical Resource Management for his purchase of the Irving, Texas facility. The monthly payments on this note are $12,212.25. As of the date of this Memorandum, Dr. Orm is current on all note payments to the Company.

     Optical acquired the Eyemakers[registered] trademark from Dr. Orm on May 10, 1996. (See Note M to the Company's Audited Financial Statements.)

     Dr. Orm has been granted options to purchase 250,000 shares of common stock at a rate of $1.50 per share, expiring on June 15, 1998.

     Wayne Allison, formerly the Chief Executive Officer and Director of the Company loaned the Company $25,000 on November 10, 1995, pursuant to which the Company executed a 10% convertible promissory note. Mr. Allison has converted the $25,000 debt into 55,000 shares of common stock at a rate of $.50 per share, but which shares have not yet been issued. For making this loan, Mr. Allison was also granted options to purchase 16,667 shares of common stock at a rate of $1.50 per share, originally set to expire on December 15, 1997 but which expiration date was extended to February 28, 1998. Mr. Allison was also granted options to purchase the following: 100,000 shares of common stock at a rate of $.10 per share, expiring December 15, 1999; 100,000 shares of common stock at a rate of $.25 per share, expiring December 15, 1999; 50,000 shares of common stock at a rate of $.50 per share, expiring December 15, 1999; and 150,000 shares of common stock at a rate of $1.00 per share, expiring December 15, 1999.

      Darrell Jolley, Chief Financial Officer, Secretary, Treasurer and a Director of the Company loaned the Company $1,000 on November 10, 1995, pursuant to which the Company executed a 10% convertible promissory note. Mr. Jolley has converted the $1,000 debt into 2,200 shares of common stock at a rate of $.50 per share. For making this loan, Mr. Jolley was also granted options to purchase 667 shares of common stock at a rate of $1.50 per share, originally set to expire on December 15, 1998 but which expiration date was extended to February 28, 1998. Mr. Jolley has also been granted options to purchase the following: 40,000 shares of common stock at a rate of $.10 per share, expiring December 15, 1999; 30,000 shares of common stock at a rate of $.25 per share, expiring December 15, 1999; 15,000 shares of common stock at a rate of $.50 per share, expiring December 15, 1999; and 40,000 shares of common stock at a rate of $1.00 per share, expiring December 15, 1999; and 27,500 shares of common stock at a rate of $1.50 per share, expiring December 15, 1999.


                      ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is presently authorized to offer 20,000,000 shares of common stock, $.001 par value per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which Shareholders may vote on at all meetings of Shareholders.

PREFERRED STOCK

     The Company is also presently authorized to issue 5,000,000 shares of preferred stock, par value $.001 per share. Under the Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. The rights and preferences of the Series A Preferred Stock are herein incorporated by reference to Exhibit 4.1 filed with this Form 10-SB. The rights and preferences of the Series B Preferred Stock are herein incorporated by reference to Exhibit 4.2 filed with this Form 10-SB.

NON-CUMULATIVE VOTING

     The holders of Shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

REPORTS

     The Company will furnish annual reports to Shareholders, certified by its independent accountants.

TRANSFER AGENT

     The Company has engaged the services of Silver State Registrar & Transfer Corp., 3541 Summer Estates Circle, Salt Lake City, UT 84121 to act as Transfer Agent and Registrar for its securities.


                                 PART II

      ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                     EQUITY AND OTHER SHAREHOLDER MATTERS

Principal Market

     The Company's securities are traded on the NASD electronic bulletin board, quotations for which are under the symbol "EYEM." The market makers are:

    Fahnstock & Co., Inc. (FAHN)
    125 Broad Street
    15th Floor
    New York, NY 10004
    (800) 223-3012

    Knight Securities (NITE)
    525 Washington Blvd.
    Jersey City, NJ 07310
    (800) 222-4910

    Baird, Patrick & Co. (BPAT)
    20 Exchange Place
    11th Floor
    New York, NY 10005-3202
    (800) 221-5853

    Wien Securities Corp. (WIEN)
    525 Washington Blvd.
    Jersey City, NJ 07310
    (800) 624-0050

    Nasa, Weiss & Co. (NAWE)
    30 Montgomery
    Jersey City, NJ 07302
    (800) 526-3041

    Hill, Thompson, Magid & Co. (HILL)
    15 Exchange Place
    Jersey City, NJ 07302
    (800) 631-3083

    Paragon Capital Corp. (PGON)
    2424 N. Federal Hwy.
    Suite 266
    Boca Raton, FL 33431
    (800) 521-8877

    Sharpe Capital, Inc. (SHRP)
    120 Broadway
    28th Floor
    New York, NY 10271
    (800) 355-5781

    H.J. Meyers & Co. (HJMC)
    180 Maiden Lane
    19th Floor
    New York, NY 10038
    (212) 412-8350

    Herzog, Heine, Geduld, Inc. (HRZG)
    (800) 221-3600

    William Frankel & Co. (FRAN)
    30 Montgomery St.
    Jersey City, NJ  07302
    (800) 631-3091

    First London Securities (FLSC)
    2600 State St.
    Dallas, TX 75204
    (800) 248-9461

Bid Information

     The Company's Common Stock is currently trading on the OTC electronic bulletin board under the symbol "EYEM." The Company's Common Stock has been approved for trading by the NASD since February 27, 1996. The following high and low bid information was provided by the Trading & Market Services department of the OTC Bulletin Board. According to the Trading & Market Services department, no trades were reported for this security prior to 5/6/96 and quote summaries are not available prior to 7/5/96 as only one market maker was posting quotes for this security. The quotation reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               High Bid       Low Bid
                                               __________________________

Fiscal Year Ending December 31, 1997
       Fourth Quarter Ending 12/31/97          $3.1875         $1.875
       Third Quarter Ending 9/30/97            $4.4375         $2.25
       Second Quarter Ending 6/30/97           $4.6875         $1.375
       First Quarter Ending 3/31/97            $2.5625         $1.375

Fiscal Year Ending December 31, 1996
       Fourth Quarter Ending 12/31/96          $3.25           $1.5
       Third Quarter Ending 9/30/96            $2.50           $2
       Second Quarter Ending 6/30/96           $3.25           $1.375
       First Quarter Ending 3/31/96             -0-             -0-

Stockholders

     The Company's transfer agent, Silver State Transfer & Registrar, confirms that, as of October 8, 1997, there are 103 shareholders of record for the Company.

DIVIDENDS

     To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.


                         ITEM 2 - LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings which would have a material affect upon their operations or financial statements.


          ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     During the two most recent fiscal years, the Company has used the same principal independent accountant and has not had any disagreements with said independent accountant.

     In November, 1996, the Company decided to change from the independent accountant used previously to a larger firm specializing in the provision of accounting services for small- to mid-tier public companies. The Company has had no disagreements with said independent accountant.


                 ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

     The following tables outlines all securities the Company sold or issued within the past three years without registering the securities under the Securities Act.

Date      Type of       Number of     Number of   Consideration
          Security      Securities    Investors
                        Issued
______________________________________________________________________________

3/23/95  Common         485,000       3           The Company issued these
         Stock                                    Shares at $.001 per Share
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933.

7/20/95  Common         135,000       4           The Company issued these
         Stock                                    Shares at $.05 per Share
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933.

11/10/95 Convertible    479,000       18          Pursuant to Section 4(2) of
         Debenture                                the Securities Act of 1933
                                                  the Company issued
                                                  convertible debentures for
                                                  $305,000, convertible at
                                                  prices ranging from $.50 to
                                                  $1.00 per share into common
                                                  stock between 11/10/96 and
                                                  4/15/97. On 9/30/96, 53,000
                                                  shares were issued pursuant
                                                  to such conversion. On
                                                  11/10/96, 375,000 shares were
                                                  issued pursuant to such
                                                  conversion.

11/10/95 Warrants       181,499       18          Pursuant to Section 4(2) of
                                                  the Securities Act of 1933
                                                  the Company issued warrants
                                                  to purchase 181,499 shares of
                                                  common stock at prices
                                                  ranging from $1.00 to $3.00
                                                  per share, expiring at dates
                                                  ranging from 11/10/97 to
                                                  4/15/98. The warrant rights
                                                  were attached to the
                                                  convertible debentures dated
                                                  11/10/95.

12/1/95  Options        1,961,000     25          Pursuant to Section 4(2) of
                                                  the Securities Act of 1933
                                                  the Company issued options to
                                                  purchase 1,961,000 shares of
                                                  common stock ranging in price
                                                  from $.10 per share to $1.50
                                                  per share, expiring at dates
                                                  ranging from 6/15/98 to
                                                  12/15/99.

2/01/96  Common         500,000       45          The Company completed a
         Stock                                    securities offering under
                                                  Rule 504 of Regulation D at
                                                  $.10 per share.

5/31/96  Common         2,925,000     6           The Company completed a stock
         Stock                                    for stock agreement, whereby
                                                  it issued these shares for
                                                  the outstanding shares of the
                                                  acquired company, pursuant to
                                                  Section 4(2) of the
                                                  Securities Act of 1933.

7/9/96   Common         300,000       1           The Company issued these
         Stock                                    Shares, valued at $.50 per
                                                  Share, in exchange for legal
                                                  services rendered by its
                                                  securities counsel, Max
                                                  Tanner, or assigns pursuant
                                                  to Section 4(2) of the
                                                  Securities Act of 1933.

8/1/96   Options to     100,000       1           The Company issued options to
         purchase                                 Max Tanner to purchase
         common stock                             100,000 shares of common
                                                  stock at $.50 per share
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933

9/1/96   Convertible    49,166        4           Pursuant to Section 4(2) of
         debenture                                the Securities Act of 1933
                                                  the Company issued
                                                  convertible debentures for
                                                  $67,500, convertible at
                                                  $1.00 to $1.50 per share
                                                  into common stock on or
                                                  before 9/1/97. On 9/30/96,
                                                  16,666 shares were issued
                                                  pursuant to such conversion.

9/1/96   Warrants       24,583        4           Pursuant to Section 4(2) of
                                                  the Securities Act of 1933
                                                  the Company issued warrants
                                                  to purchase 24,583 shares of
                                                  common stock at $3.00 per
                                                  share expiring on 9/1/97.
                                                  The warrant rights were
                                                  attached to the convertible
                                                  debentures dated 9/1/97.

9/25/96  Common         400,000       12          The Company completed a
         Stock                                    securities offering under
                                                  Rule 504 of Regulation D at
                                                  $1.50 per Share.

9/30/96  Common         4,029         4           Pursuant to Section 4(2) of
         Stock                                    the Securities Act of 1933
                                                  The Company issued these
                                                  shares of common stock upon
                                                  conversion of interest
                                                  payable on debentures
                                                  converted to common stock on
                                                  9/30/96 at prices ranging
                                                  from $.50 to $1.50 per share.

11/1/96  Options        240,000       2           The Company issued options to
                                                  purchase 240,000 shares of
                                                  common stock at $1.50 per
                                                  share, expiring on 12/15/99,
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933

11/10/96 Common         35,249        19          Pursuant to Section 4(2) of
         Stock                                    the Securities Act of 1933
                                                  the Company issued common
                                                  Stock in conversion of
                                                  interest payable on
                                                  debentures converted to
                                                  common stock on 9/30/96 at
                                                  prices ranging from $.50
                                                  to $1.50 per share.

12/8/96  Common         6,100         35          The Company issued these
         Stock                                    shares, valued at $.50 per
                                                  share, as a stock bonus to
                                                  its employees, pursuant to
                                                  Section 4(2) of the
                                                  Securities Act of 1933.

3/27/97  Series A       500,000       17          Pursuant to Section 4(2) of
         Preferred                                Securities Act of 1933 and
         Stock                                    Regulation D, Rule 506
                                                  promulgated thereunder, the
                                                  Company issued these shares
                                                  in an offering to raise an
                                                  aggregate of $750,000. These
                                                  shares are convertible into
                                                  common stock at $1.50 per
                                                  share on or before 3/27/99.

3/27/97  Warrants       250,000       17          Pursuant to Section 4(2) of
                                                  Securities Act of 1933 and
                                                  Regulation D, Rule 506
                                                  promulgated thereunder, the
                                                  Company issued these
                                                  warrants to purchase 250,000
                                                  shares of common stock at
                                                  $3.50 per share, expiring
                                                  on 4/1/99, in conjunction
                                                  with the sale of Series A
                                                  Preferred Shares on 3/27/97.

4/1/97   Options        15,000        1           The Company issued options to
                                                  purchase 15,000 shares of
                                                  common stock at $1.50 per
                                                  share, expiring on 12/15/99,
                                                  pursuant to Section 4(2) of
                                                  Securities Act of 1933.

6/30/97  Options        15,000        1           The Company issued options to
                                                  purchase 15,000 shares of
                                                  common stock at $2.50 per
                                                  share, expiring on 12/15/99,
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933.

6/30/97  Common Stock   76,190        3           The Company issued these
                                                  shares upon conversion of
                                                  debt at $1.3125 per share
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933

8/22/97  Series B       600,000       13          The Company completed a
         Preferred                                stock for stock exchange
         Stock                                    whereby it issued these
                                                  shares plus $325,000 cash for
                                                  the outstanding shares of the
                                                  acquired company, pursuant to
                                                  Section 4(2) of the
                                                  Securities Act of 1933.
                                                  These shares are convertible
                                                  into common stock at $4.25
                                                  per share, on or before
                                                  8/22/99.

8/22/97  Options        275,000       20          The Company issued options to
                                                  purchase 275,000 shares of
                                                  common stock at $1.50 per
                                                  share, expiring on 12/1/05,
                                                  pursuant to Section 4(2) of
                                                  the Securities Act of 1933

8/31/97  Convertible    66,667        4           Pursuant to Section 4(2) of
         debentures                               the Securities Act of 1933
                                                  the Company issued
                                                  convertible debentures for
                                                  $200,000, convertible at
                                                  $3.00 per share into common
                                                  stock on or before 8/31/99.

8/31/97  Warrants       40,000        4           Pursuant to Section 4(2) of
                                                  the Securities Act of 1933
                                                  the Company issued warrants
                                                  to purchase 40,000 shares of
                                                  common stock at $3.00 per
                                                  share, expiring 8/31/99. The
                                                  warrant rights were attached
                                                  to the convertible debentures
                                                  dated 8/31/97.

11/1/97  Options        25,000        1           Pursuant to Section 4(2) of
                                                  the Securities Act of 1933
                                                  the Company issued options to
                                                  purchase 25,000 shares of
                                                  common stock at $1.50 per
                                                  share, expiring 12/15/99.


                ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has adopted provisions to its Articles of Incorporation and Bylaws which limit the liability of officers and directors and provides for indemnification by the Company of its officers and directors to the full extent permitted by Nevada law. The adopted provisions provide that the personal liability of a director or officer of the Corporation for damages for breach of fiduciary duty as a director or officer shall be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law. The adopted provisions also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Such provisions substantially limit the shareholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors.

                                PART F/S

                         EYEMAKERS, INC. AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1996

                         EYEMAKERS, INC. AND SUBSIDIARY

                          INDEX TO FINANCIAL STATEMENTS



                                                                    PAGE
Report of Independent Certified Public Accounants                     3

Financial Statements

   Consolidated Balance Sheets                                        4

   Consolidated Statements of Operations                              5

   Consolidated Statement of Stockholders' Equity                     6

   Consolidated Statements of Cash Flows                              7

   Notes to Consolidated Financial Statements                         8

King Griffin & Adamson P.C.


            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders
Eyemakers, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Eyemakers, Inc. and subsidiaries [sic] as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eyemakers, Inc. and Subsidiary as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                    /s/ KING GRIFFIN & ADAMSON P.C.
                                    KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
April 30, 1997

                             Pacific Center II
                      14160 Dallas Parkway Ninth Floor
                            Dallas, Texas 75240
                       T 972.788.4466 F 972.788.2778
                         E-Mail: KGA-CPA_S@msn.com

                 Certified Public Accountants & Consultants

                       EYEMAKERS, INC. AND SUBSIDIARY

                        CONSOLIDATED BALANCE SHEETS

                        DECEMBER 31, 1995 AND 1996

                                    ASSETS

                                                     1995            1996
                                                 ____________    ____________

CURRENT ASSETS
  Cash                                           $      7,890    $      8,168
  Receivables
    Management fees ($208,503 and $482,221
              from related parties)                   235,267         595,514
    Advances ($0 and $101,702 from related
              parties)                                    -           112,108
    Interest and other ($32,029 and $100,298
              from related parties)                    40,989         118,490
    Notes receivable - current portion
              ($36,364 and $90,322 from
               related parties                         40,687         148,943
    Prepaid expenses                                    9,303         147,905
                                                 ____________    ____________
                Total current assets                  334,136       1,131,128

PROPERTY AND EQUIPMENT - net                          164,877         140,548

NOTES RECEIVABLE - net of current portion
          $1,327,692 and $1,237,369 from
          related parties)                          1,418,369       2,375,914

OTHER ASSETS
  Deferred offering costs                               -              25,000
  Licensing fees                                        -              40,278
  Other                                                 5,417          29,535
                                                 ____________    ____________
                 Total other assets                     5,417          94,813
                                                 ____________    ____________

                                                 $  1,922,799    $  3,742,403
                                                 ============    ============

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable                                  $    102,500    $    212,484
  Accounts payable                                     23,545          47,247
  Current portion of obligations under
           capital leases                              22,405          54,277
  Accrued expenses                                     95,682         360,522
  Deferred tax liability                               41,000         268,078
                                                 ____________    ____________
                Total current liabilities             285,132         942,608

LONG-TERM LIABILITIES
  Obligations under capital leases - net of
         current portion                              130,283          65,352
  Deferred tax liability                              518,000         527,600
                                                 ____________    ____________
                Total long-term liabilities           648,283         592,952
                                                 ____________    ____________

                Total liabilities                     933,415       1,535,560

COMMITMENTS AND CONTINGENCIES (Notes E, F
            H, I, J and K)

STOCKHOLDERS' EQUITY
  Common stock - $.001 par value, 20,000,000
         shares authorized, 1,000,000 and
         5,235,044 shares issued and
         outstanding, respectively                       1,000          5,235
  Additional paid-in capital                             1,000        862,277
  Retained earnings                                    987,384      1,339,331
                                                  ____________   ____________
                Total stockholders' equity             989,384      2,206,843
                                                  ____________   ____________

                                                  $  1,922,799   $  3,742,403
                                                  ============   ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                        EYEMAKERS, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                     1995            1996
                                                 ____________    ____________

REVENUES
  Sales of facilities ($1,364,056 and $0
          from related parties)                  $  1,459,056    $  1,106,688
  Management fees ($315,644 and $277,514
          from related parties)                       388,041         347,943
  Leased personnel ($493,138 and $614,749
          from related parties)                       628,388         823,517
  Marketing and other ($174,941 and
          $276,869 from related parties)              260,311         378,192
                                                 ____________    ____________

                Total revenues                      2,735,796       2,656,340

COSTS AND EXPENSES
  Compensation - leased personnel                     628,388         823,517
  Cost of sales of facilities                         103,885         291,099
  Advertising                                         136,456         146,353
  Depreciation and amortization                        43,147          82,505
  Other general & administrative expenses             354,419         792,508
                                                 ____________    ____________

                Total costs and expenses            1,266,295       2,135,982
                                                 ____________    ____________

INCOME FROM OPERATIONS                              1,469,501         520,358

Interest income ($32,029 and $121,036 from
          related parties)                             37,489         138,455
Interest expense                                      (13,657)        (50,620)
                                                 ____________    ____________

NET INCOME BEFORE INCOME TAXES                      1,493,333         608,193

Provision for income taxes                           (551,862)       (232,521)
                                                 ____________    ____________

NET INCOME                                       $    941,471    $    375,672
                                                 ============    ============

EARNINGS PER COMMON SHARE                        $       0.94    $       0.08
                                                 ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING                 1,000,000       4,973,098
                                                 ============    ============

                    The accompanying notes are an integral part of these consolidated financial statements.

[The following page of the following table has been modified from its original version in the Report of Independent Certified Public Accountant, as the original is in spreadsheet form and it is not possible to present all the columns going across as is done in the original. The original has seven main columns, which are left to right: the stub (descriptive) information, "Common Shares," "Common Stock," "Additional Paid In Capital," "Treasury Shares," "Retained Earnings," and "Total." For EDGAR purposes, each of the six columns starting with "Common Shares" has been recreated with the stub information as if they were each on a different page.]

                     EYEMAKERS, INC. AND SUBSIDIARY
              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                       YEARS ENDED 1995 AND 1996

[start of first set of columns]

                                                           Common Shares
                                                           -------------

Balance, January 1, 1995                                       1,000,000

Net Income                                                         -
                                                           _____________
Balance, December 31, 1995                                     1,000,000

Issuance of common stock to acquire trademark in May
    from a related party                                       1,925,000
Deemed distribution related to acquiring the trademark
    from the related party in May
Issuance of common stock in reverse acquisition
    transaction in May                                         1,120,000
Issuance of common stock for legal services in August            300,000
Purchase of common stock from shareholder in August             (125,000)
Issuance of treasury stock for investor relations services
    in August                                                    125,000
Issuance of common stock on conversion of notes payable
    and accrued interest in September                             73,695
Sale of common stock in October, net of offering costs           400,000
Return of treasury stock from investor relations firm
    in November                                                  (75,000)
Settlement of shareholder note payable with treasury stock
    in November                                                   75,000
Issuance of common stock on conversion of notes payable
    in November                                                  410,249
Issuance of common stock grant to employees in December            6,100
Net income                                                           -
                                                           _____________
Balance, December 31, 1996                                     5,235,044
                                                           =============

[start of second set of columns]


                                                           Common Stock
                                                           -------------

Balance, January 1, 1995                                   $       1,000

Net Income                                                         -
                                                           _____________
Balance, December 31, 1995                                         1,000

Issuance of common stock to acquire trademark in May
    from a related party                                           1,925
Deemed distribution related to acquiring the trademark
    from the related party in May
Issuance of common stock in reverse acquisition
    transaction in May                                             1,120
Issuance of common stock for legal services in August                300
Purchase of common stock from shareholder in August                 (125)
Issuance of treasury stock for investor relations services
    in August                                                        125
Issuance of common stock on conversion of notes payable
    and accrued interest in September                                 74
Sale of common stock in October, net of offering costs               400
Return of treasury stock from investor relations firm
    in November                                                      (75)
Settlement of shareholder note payable with treasury stock
    in November                                                       75
Issuance of common stock on conversion of notes payable
    in November                                                      410
Issuance of common stock grant to employees in December                6
Net income                                                           -
                                                           _____________
Balance, December 31, 1996                                 $       5,235
                                                           =============


[start of third set of columns]


                                                           Additional Paid
                                                           In Capital
                                                           -------------

Balance, January 1, 1995                                   $       1,000

Net Income                                                         -
                                                           _____________
Balance, December 31, 1995                                         1,000

Issuance of common stock to acquire trademark in May
    from a related party                                       1,923,075
Deemed distribution related to acquiring the trademark
    from the related party in May                             (2,112,000)
Issuance of common stock in reverse acquisition
    transaction in May                                            40,815
Issuance of common stock for legal services in August            149,700
Purchase of common stock from shareholder in August             (199,875)
Issuance of treasury stock for investor relations services
    in August                                                    199,875
Issuance of common stock on conversion of notes payable
    and accrued interest in September                             64,245
Sale of common stock in October, net of offering costs           504,600
Return of treasury stock from investor relations firm
    in November                                                 (119,925)
Settlement of shareholder note payable with treasury stock
    in November                                                  149,925
Issuance of common stock on conversion of notes payable
    in November                                                  257,798
Issuance of common stock grant to employees in December            3,044
Net income                                                           -
                                                           _____________
Balance, December 31, 1996                                 $     862,277
                                                           =============

[start of fourth set of columns]


                                                           Treasury Shares
                                                           -------------

Balance, January 1, 1995                                           -

Net Income                                                         -
                                                           _____________
Balance, December 31, 1995                                         -

Issuance of common stock to acquire trademark in May
    from a related party                                           -
Deemed distribution related to acquiring the trademark
    from the related party in May
Issuance of common stock in reverse acquisition
    transaction in May                                             -
Issuance of common stock for legal services in August              -
Purchase of common stock from shareholder in August                  125
Issuance of treasury stock for investor relations services
    in August                                                       (125)
Issuance of common stock on conversion of notes payable
    and accrued interest in September                              -
Sale of common stock in October, net of offering costs             -
Return of treasury stock from investor relations firm
    in November                                                       75
Settlement of shareholder note payable with treasury stock
    in November                                                      (75)
Issuance of common stock on conversion of notes payable
    in November                                                    -
Issuance of common stock grant to employees in December            -
Net income                                                         -
                                                           _____________
Balance, December 31, 1996                                 $       -
                                                           =============

[start of fifth set of columns]


                                                           Retained Earnings
                                                           -------------

Balance, January 1, 1995                                   $      45,913

Net Income                                                       941,471
                                                           _____________
Balance, December 31, 1995                                       987,384

Issuance of common stock to acquire trademark in May
    from a related party                                           -
Deemed distribution related to acquiring the trademark
    from the related party in May                                  -
Issuance of common stock in reverse acquisition
    transaction in May                                           (23,725)
Issuance of common stock for legal services in August              -
Purchase of common stock from shareholder in August                -
Issuance of treasury stock for investor relations services
    in August                                                      -
Issuance of common stock on conversion of notes payable
    and accrued interest in September                              -
Sale of common stock in October, net of offering costs             -
Return of treasury stock from investor relations firm
    in November                                                    -
Settlement of shareholder note payable with treasury stock
    in November                                                    -
Issuance of common stock on conversion of notes payable
    in November                                                    -
Issuance of common stock grant to employees in December            -
Net income                                                       375,672
                                                           _____________
Balance, December 31, 1996                                 $   1,339,331
                                                           =============


[start of sixth set of columns]


                                                           Total
                                                           -------------

Balance, January 1, 1995                                   $      47,913

Net Income                                                       941,471
                                                           _____________
Balance, December 31, 1995                                       989,384

Issuance of common stock to acquire trademark in May
    from a related party                                       1,925,000
Deemed distribution related to acquiring the trademark
    from the related party in May                             (2,112,000)
Issuance of common stock in reverse acquisition
    transaction in May                                            18,210
Issuance of common stock for legal services in August            150,000
Purchase of common stock from shareholder in August             (199,875)
Issuance of treasury stock for investor relations services
    in August                                                    199,875
Issuance of common stock on conversion of notes payable
    and accrued interest in September                             64,319
Sale of common stock in October, net of offering costs           505,000
Return of treasury stock from investor relations firm
    in November                                                 (119,925)
Settlement of shareholder note payable with treasury stock
    in November                                                  149,925
Issuance of common stock on conversion of notes payable
    in November                                                  258,208
Issuance of common stock grant to employees in December            3,050
Net income                                                       375,672
                                                           _____________
Balance, December 31, 1996                                 $   2,206,843
                                                           =============

                  The accompanying notes are an integral part of these consolidated financial statements.

                        EYEMAKERS, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1995 AND 1996


                                                     1995           1996
                                                 ____________    ____________

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                     $    941,471    $    375,672
  Adjustments to reconcile net income to
        net cash used by operating activities
    Depreciation and amortization                      43,147          82,505
    Investor relations services paid for in
        common stock                                      -            30,000
    Interest expense paid for in common stock             -            23,527
    Employee stock grant for services                     -             3,050
    Deferred income tax provision                     551,862         232,521
  Changes in operating assets and liabilities
    Receivables                                      (181,697)       (749,856)
    Prepaid expenses                                   (8,773)        (38,602)
    Notes receivable from sales of facilities      (1,459,056)     (1,106,688)
    Accounts payable                                    3,141          23,702
    Accrued expenses                                   61,446         268,998
                                                 ____________    ____________

       Net cash used by operating activities          (48,459)       (855,171)
                                                 ____________    ____________

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment                 (139,394)        (48,454)
  Other                                                   -             7,092
                                                 ____________    ____________

       Net cash used by investing activities         (139,394)        (41,362)

                                                    ------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale of common stock                      -           530,000
  Payments received from notes receivable                 -            40,887
  Proceeds from notes payable                         102,500         408,984
  Payments on notes payable                               -           (50,000)
  Proceeds from capital lease obligations             122,643             -
  Payments on capital lease obligations               (29,400)        (33,060)
                                                 ____________    ____________

        Net cash provided by financing activities     195,743         896,811
                                                 ____________    ____________

CHANGE IN CASH                                          7,890             278

CASH, beginning of year                                   -             7,890
                                                 ____________    ____________

CASH, end of year                                $      7,890    $      8,168
                                                 ============    ============

SUPPLEMENTAL DISCLOSURES
  Interest paid                                  $     12,315    $     17,144
                                                 ============    ============

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING
AND INVESTING ACTIVITIES
  Issuance of common stock for legal services    $        -      $    125,000
  Offering costs from sale of common stock paid
      for in common stock                        $        -      $     25,000
  Issuance of common stock to acquire trademark  $        -      $     13,000
  Offset of receivables to acquire trademark     $        -      $    200,000
  Issuance of note payable for treasury stock    $        -      $    199,875
  Payment of note payable with treasury stock    $        -      $    149,925
  Issuance of common stock for prepaid investor
      relations services                         $        -      $     79,950
  Issuance of common stock on conversion of
      notes payable and related accrued interest $        -      $    322,527


                   The accompanying notes are an integral part of these consolidated financial statements.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE A - NATURE OF OPERATIONS

EYEMAKERS, INC. ("Eyemakers"), a non-reporting public company, was incorporated on March 23, 1995 as 21st Century Vision, Inc. under the laws of the State of Nevada for the purpose of acquiring modern technology and marketing concepts related to the eye-care industry, and to develop training, management services and business opportunities for the independent optometrist market. Eyemakers became a public company in January 1996 through its issuance of shares in the state of Nevada pursuant to exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. The name was changed to Eyemakers, Inc. from 21st Century Vision, Inc. by board resolution on August 19, 1996.

On May 17, 1996, the stockholders approved the acquisition of Optical Resource Management, Inc., ("ORM") by Eyemakers (see Note C). For accounting purposes, as the ORM stockholders end up with the majority of Eyemakers' common stock, the acquisition by Eyemakers of all of the common stock of ORM was accounted for as a recapitalization of ORM with ORM as the acquirer (a reverse acquisition). Accordingly, the financial statements, prior to the reverse acquisition of Eyemakers, included herein are those of ORM. The results of operations of Eyemakers (which are nominal) have been included in the consolidated statements of operations from the reverse acquisition date. ORM was formed July 22, 1994 under the laws of the State of Texas.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Eyemakers, Inc. and its subsidiary (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Statement of Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less when purchased.

Treasury Stock

Treasury stock is recorded at cost. The excess of the sales price over the recorded cost of treasury stock, if any, is credited to additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Receivables

Management fees receivable represent amounts to be collected for accounting, marketing, purchasing and management information services provided to doctors of optometry and for unpaid direct reimbursement of payroll and other pass-through charges.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. The Company provides for depreciation on the straight-line method over the estimated useful lives of the related assets of three years. Assets held under capital leases are amortized using the straight-line method over the estimated useful lives of the related assets of three years.

Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized.

Revenue Recognition

The Company recognizes revenue from four major activities:

(1) Selling "facilities" to doctors of optometry to be operated under the Eyemakers) trade name. Facilities are defined as the furniture, fixtures, finish out, equipment, and telephone number. Activities which precede the sale of facilities include identifying locations; negotiating and obtaining facility leases; contracting for and overseeing the tenant finish-out activities which furnish and equip the location to be a retail eye-care "practice" for a doctor of optometry; and sub-leasing and maintaining the physical location to a doctor of optometry where a retail eye-care "practice" has been established. At the time of sale, substantially all of the above services have been completed. The Company records the sale of the facility when the transaction is completed as the discounted cash flows of the payments contracted to be paid monthly over 10 years (see Note I). A retail eye-care practice is defined as the operating entity, owned by a doctor of optometry, licensed to provide the complete range of optometric services.

(2) Executing practice management agreements with licensed doctors of optometry wherein the Company, among other things, provides administrative, personnel management, marketing, purchasing and information services. The Company currently charges 6% of the practice's gross sales for such services. From August 1, 1994 through June 30, 1996, the Company charged 11%. The Company recognizes revenue as the practice generates sales.

(3) Marketing charges equal to 5% of the practice's gross sales. The Company recognizes revenue as the practice generates sales.

(4) The Company is reimbursed for the following costs:

     o     General and administrative expenses (e.g., rent and supplies)
     o Salaries, bonuses, employment taxes and benefit costs of personnel which are leased to the doctor of optometry to manage the practice.

The Company recognizes the revenues as the services are rendered.

Deferred Offering Costs

Deferred offering costs are capitalized and will be recorded as a reduction to stockholders' equity upon completion of the Company's Private Placement Memorandum (see Note N) and the Company's planned Form SB-2, or expensed if the offering is not successful.

Trademark

The trademark is recorded at cost (see Note M) and is amortized over the estimated useful life of fifteen years.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996


NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Based Compensation

The Company measures compensation cost for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." The difference, if any, between the fair value of the stock on the date of grant over the amount received for the stock is accrued over the related vesting period. SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires companies electing to continue to use APB 25 to account for its stock-based compensation plan to make pro forma disclosures of net income and earnings per share as if SFAS 123 had been applied (see Note J).

Earnings Per Share

Earnings per share have been computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during each respective year. Common equivalent shares include common stock options and convertible debentures.

Accounting Estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Adoption of New Accounting Standards

The Company intends to adopt SFAS No. 128, "Earnings Per Share" ("SFAS 128") effective December 15, 1997. This statement requires the replacement of primary earnings per share with basic earnings per share and fully diluted earnings per share with diluted earnings per share. Management of the Company does not expect the adoption of this statement will have a material impact on the earnings per share computation.

NOTE C - BUSINESS COMBINATION

On May 17, 1996, the stockholders approved the acquisition of ORM by Eyemakers. Under the terms of the agreement, the shares and options of ORM's stockholders and option holders were exchanged for shares and options in Eyemakers on a one-for-one basis, such that the Eyemakers options contain the same terms and conditions as the options of ORM. Accordingly, Eyemakers issued 2,925,000 shares of its common stock for all the outstanding shares of ORM's common stock. Additionally, outstanding options to acquire stock of ORM were converted to options to acquire 2,621,499 shares of Eyemakers' common stock. As discussed previously, the financial statements prior to the reverse acquisition transaction are ORM's with Eyemakers results of operations being included from the reverse acquisition date. Prior to the acquisition, Eyemakers had 1,120,000 shares outstanding.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at December 31,1995 and 1996 consists of:

                                                  1995         1996
                                              _________     _________

     Equipment held under capital leases      $ 185,389     $ 185,389
     Computer software                            8,623         7,757
     Office equipment                            16,770        66,090
                                              _________     _________
                                                210,782       259,236

     Less: accumulated
     depreciation and amortization              (45,905)     (118,688)
                                              _________     _________
     Total                                    $ 164,877     $ 140,548
                                              =========     =========

Amortization expense for equipment held under capital leases was $41,246 and $61,769 for the years ended December 31, 1995 and 1996, respectively. Accumulated amortization for equipment held under capital leases at December 31, 1995 and 1996 was $41,246 and $103,015, respectively.

NOTE E - NOTES PAYABLE

Notes payable at December 31, 1995 and 1996 are as follows:

                                                  1995         1996
                                              _________     _________

     8% notes payable to three individuals
         due May 19, 1997, not secured        $     -       $ 100,000

     10% bank note payable maturing June
         8, 1997 payable in monthly
         installments, not secured                  -          21,500
     10% convertible notes payable,
         maturing in 1997, not secured          102,500        73,500
     Stockholder notes payable (see Note
         M), not secured                            -          17,484
                                              _________      ________
                                                102,500       212,484
     Current maturities                         102,500       212,484
                                              _________      ________

     Long-term portion                        $     -        $    -
                                              =========      ========

On November 6, 1995, the Board of Directors authorized the Company to enter into one year convertible notes carrying an annual interest rate of 10% and convertible into shares of the Company's common stock, at a conversion rate of $0.50 of indebtedness per share of common stock. Through warrants attached to the convertible notes, the debt holder may elect to purchase, at $ 1.50 per share, additional common stock at a rate of one common share for every three common shares that the debt holder is entitled to receive upon conversion.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE E - NOTES PAYABLE (continued)

On February 11, 1996, the Company ceased the solicitation and sale of convertible notes at $0.50 with attached warrants, but authorized the sale of one year convertible notes carrying an annual interest rate of 10%, at a conversion rate of $1.00 of indebtedness per share of common stock. Through warrants attached to the convertible notes, the debt holder may elect to purchase, at $3.00 per share, additional common stock at a rate of one common share for every two common shares the debt holder is entitled to received [sic] upon conversion.

On May 10, 1996, the Company ceased the solicitation and sale of convertible notes at $1.00 with attached warrants, but authorized the sale of one year convertible notes carrying an annual interest rate of 10%, at a conversion rate of $1.50 of indebtedness per share of common stock. Through warrants attached to the convertible notes, the debt holder may elect to purchase, at $3.00 per share, additional common stock at a rate of one common share for every two common shares the debt holder is entitled to received upon conversion. The Company continued to issue convertible notes, convertible into the Company's common stock in connection with this transaction through September 1996.

As of December 31, 1996, $299,000 of convertible notes plus $23,527 of accrued interest were converted into a total of 483,944 shares of the Company's common stock. Convertible notes at December 31, 1996 totaled $73,500.

NOTE F - LEASE COMMITMENTS

The Company has entered into various capital leases for computer and medical equipment. Approximate future minimum lease payments under capital leases as of December 31, 1996 are as follows:

     1997                       $ 72,222
     1998                         33,429
     1999                         28,644
     2000                         17,875
                                ________

     Total Payments              152,170
     Less Interest Portion        32,541
                                ________

     Present value of minimum
         lease payments          119,629
     Less current portion         54,277
                                ________

     Long-term portion          $ 65,352
                                ========

The Company has also entered into operating leases for its corporate headquarters, and for facility locations in regional shopping malls in Irving, Richardson and Arlington, and another facility location in Plano. The Company expenses the cost of the monthly leases and records revenue from the practices for the monthly lease payments received (see Note M).

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE F - LEASE COMMITMENTS (continued)

Future minimum lease payments on non-cancelable operating leases with initial, non-cancelable lease terms in excess of one year as of December 31, 1996 are as follows:

     1997                          $   252,931
     1998                              254,996
     1999                              259,356
     2000                              218,689
     2001                              196,638
     Thereafter                        826,115
                                   ___________
                                   $ 2,008,725
                                   ===========

Rental expense for the years ended December 31, 1995 and 1996 was $60,451 and $209,359, respectively.

NOTE G - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure about the fair value of all financial assets and liabilities for which it is practicable to estimate. Cash, receivables, accounts payable and accrued expenses are carried at amounts that reasonably approximate their fair values.

The carrying amount and fair value of notes receivable, notes payable, and capital leases at December 31, 1996 are as follows:

                                                    1996
                                         __________________________
                                         Carrying       Fair
                                         Amount         Value
                                         ___________    ___________

     Notes receivable                    $ 2,524,857    $ 2,524,857
     Notes payable                       $   212,484    $   212,484
     Capital lease obligations           $   119,629    $   119,629

The fair value of the Company's fixed rate debt have been estimated based upon relative changes in the Company's variable borrowing rates since origination of the fixed rate debt. Fair values of variable rate debt and demand notes are deemed to approximate the carrying amount.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE H - INCOME TAXES

Deferred tax assets and liabilities at December 31, 1995 and 1996 are as follows:

                                                  1995         1996
                                              _________     _________

     Deferred tax assets - current            $  41,000     $ 150,752
     Deferred tax liabilities - current          82,000       418,830

                                              _________     _________

     Net current deferred tax liability       $  41,000     $ 268,078
                                              =========     =========

     Deferred tax assets - noncurrent         $  34,000     $ 398,768
     Deferred tax liabilities - noncurrent      552,000       926,368
                                              _________     _________

     Net noncurrent deferred tax liability    $ 518,000     $ 527,600
                                              =========     =========

The current deferred tax asset and liability and noncurrent deferred tax liability result from differences in financial and income tax reporting (income tax reporting is on a cash basis) primarily differences in receivables, notes receivable, prepaid expenses and current liabilities. The noncurrent deferred tax asset results from the benefit of the net operating losses.

Significant components of the provision for income taxes for the years ended December 31, 1995 and 1996 are as follows:

                                                  1995         1996
                                              _________     _________

     Federal
        Current                               $     -       $     -
        Deferred                                484,655       205,139

     State
        Current                                     -             -
        Deferred                                 67,207        27,382
                                              _________     _________

                 Total income tax             $ 551 862     $ 232,521
                                              =========     =========

The Company will file a consolidated tax return for the year ended December 31, 1996. The net operating loss at December 31, 1996 is approximately $960,000 and begins to expire in 2010.

The Company's income tax expense for the years ended December 31, 1995 and 1996 differed from the statutory Federal rate of 34% as follows:

                                                  1995         1996
                                              _________     _________

     Tax at Federal statutory rate of 34%     $ 507,733     $ 206,786
     State income tax                            62,207        27,382
     Other                                      (18,078)       (1,647)
                                              _________     _________

                   Total                      $ 551,862     $ 232,521

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE I - BUSINESS AND CREDIT RISK CONCENTRATION
AND SIGNIFICANT CUSTOMERS

The Company's business activities are primarily with customers located in the Dallas-Fort Worth metroplex area. Financial instruments that potentially expose the Company to credit loss include receivables and notes receivable. The significant portion of the Company's revenue during 1995 and 1996 is generated from the sale of and fees from four "practices".

The Company sold three facilities during 1995 and one facility in 1996. The Company financed the sales over ten (10) years with initial payments deferred 4 or 10 months. Each note bears interest with rates varying from 9.25% to 10%. At December 31, 1996, notes receivable totaling $2,524,857 from the sale of facilities were due by the four practices. The collateral by which each note is secured includes all leasehold improvements, furniture and equipment, and all business records. The Company also advances amounts to its customers; such amounts are not secured. As of December 31, 1996, all notes were current on payments due to the Company.

Management fees receivables are unsecured.

During the year ended December 31, 1995, two customers accounted for 71% and 15% of revenue, respectively. During the year ended December 31, 1996, the two customers accounted for 39% and 5%, respectively of the Company's total revenues.

Management evaluates receivables and notes receivable balances on an on-going basis, and provides allowances as necessary for amounts estimated to eventually become uncollectible. In the event of complete non-performance of receivables and notes receivable, the maximum exposure to the Company is the recorded amount shown on the balance sheet.

NOTE J - STOCK OPTIONS AND WARRANTS

The Company has a nonqualified, compensatory stock option plan, under which it has granted options to officers and key employees to purchase shares of the Company's common stock at prices ranging from $0.10 to $3.00. Options may be exercised at any time prior to December 15, 1999.

Under terms of the Company's convertible notes payable, holders of the notes may convert unpaid indebtedness to common stock. The convertible notes have warrants attached to them (see Notes E and L).

Under terms of the Company's business development stock option plan, (a compensatory plan) certain individuals and entities have been granted options to purchase the Company's common stock at prices ranging from $0.25 to $1.50. The options expire June 15, 1998 through December 31, 1999.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE J - STOCK OPTIONS AND WARRANTS (continued)

                                    Shares Under Option / Warrants
                         ___________________________________________________
                         Non-qualified   Notes      Business
                         Compensatory    Payable    Development    Total
    ________________________________________________________________________
    Outstanding at
     January 1, 1995                -         -             -           -
    During the year ended
     December 31, 1995
        Granted                636,000    292,087     1,325,000    2,253,087
        Exercised                   -         -             -           -
        Canceled                    -         -             -           -
                         ___________________________________________________

    Outstanding at
     December 31, 1995         636,000    292,087     1,325,000    2,253,087
    During the year ended
     December 31, 1996
        Granted                240,000    592,774       100,000      932,774
        Exercised                   -    (487,277)          -       (487,277)
        Canceled                (7,000)  (108,002)          -       (115,002)
                         ___________________________________________________
    Outstanding at
     December 31, 1996         869,000    289,582     1,425,000    2,583,582
                         ___________________________________________________

The fair value of options issued during 1995 and 1996 was $629,647 and $226,817, respectively. The following table summarizes information about options outstanding at December 31, 1996 under the Compensatory Stock Option
Plan:

                    Compensatory Stock Options and Warrants
                    _______________________________________

           Options Outstanding                            Options Exercisable
___________________________________________________  _________________________
                              Weighted Avg Weighted
                              Remaining    Avg.                   Weighted Avg.
Range of          Number      Contractual  Exercise  Number       Exercisable
Exercise Prices  Outstanding  Life         Price     Exercisable  Price
_______________  ___________  ___________  ________  ___________  ___________
$.10 to $3.00        869,000    3.7 years  $   0.86       88,000  $      0.88

The following table summarizes information about options outstanding at December 31, 1996 under the Business Development Stock Option Plan:

              Business Development Stock Options and Warrants
              _______________________________________________

           Options Outstanding                            Options Exercisable
___________________________________________________  _________________________
                              Weighted Avg Weighted
                              Remaining    Avg.                   Weighted Avg.
Range of          Number      Contractual  Exercise  Number       Exercisable
Exercise Prices  Outstanding  Life         Price     Exercisable  Price
_______________  ___________  ___________  ________  ___________  ___________
$.25 to $1.50      1,425,000    2.7 years  $   0.91    1,300,000  $      1.21

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE J - STOCK OPTIONS AND WARRANTS (continued)

The options granted in 1995 and 1996 have exercise prices which approximate fair value and accordingly, no compensation cost has been recognized for compensatory stock options in the consolidated financial statements. Had compensation cost for the Company's stock options been determined consistent with FASB statement No. 123, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below:

                                          Years ended December 31,
                                          ________________________
                                             1995          1996
                                          _________      _________
     Net income           As reported     $ 941,471      $ 375,672
                          Pro forma       $ 925,173      $ 147,534

     Earnings per share   As reported     $    0.94      $    0.08
                          Pro forma       $    0.93      $    0.03

During 1995, the fair value of each option grant is estimated on the date of grant using the minimum value method through the Black-Scholes option-pricing model with the following assumptions used for grants in 1995; dividend yield of 0%, expected volatility of 5%, risk free interest rate 6% over a 2-4 year period, and an expected life of 2-4 years. The model assumes minimal volatility and fair values of common stock underlying the stock options at the grant date are based on the estimated fair market value of the Company.

During 1996, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996; dividend yield of 0%, expected volatility of 34%, risk free interest rate 6% over a 2-3 year period, and an expected life of 2-3 years. The model calculates the underlying common stock value at the date of grant based on the relative price earnings ratios of other comparable public companies.

NOTE K- COMMITMENTS AND CONTINGENCIES

In June 1996, the Company entered into a license agreement with UPA Productions of America ("Licensor") granting the Company the rights to use for advertising, promotion or publicizing the cartoon figure referred to as "Mister Magoo". The agreement provides exclusive use of Mister Magoo to the Company within the eyecare industry. The agreement has a term of three years with options to extend for two additional three-year terms. The Company paid $50,000 to the Licensor in 1997 for all licenses, rights and privileges under the agreement for the first term. Additional royalties are incurred annually at rates of: 2% for the Company's sales up to $50 million; 1% for sales of $50 to $100 million; and 1/2% for sales over $100 million.

In the normal course of its business, the Company ~s subject to litigation. Management of the Company, based on discussions with its outside legal counsel, does not believe any claims, individually or in the aggregate, will have a material adverse impact on the Company's financial position, results of operations or cash flows.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE L - STOCKHOLDERS' EQUITY

All of the following issuances were sold prior to any public offering, in reliance on the "private placement" exemption of Section 4(2) under the Securities Act of 1933, as amended. Such shares will not be available for sale in the open market without registration. Shares owned by officers, directors or affiliates are deemed to be restricted stock under Rule 144. Under the volume limitations of Rule 144, persons owning restricted stock for two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale:

     On August 1, 1994, ORM issued 1,000,000 shares of its common stock to its founder at $0.002.

     On May 10, 1996, ORM issued 1,925,000 shares of its common stock at $1.00 to its founder as part of the purchase price of the Eyemakers trademark (see Note M).

     On August 1, 1996, the Company issued 300,000 shares of its common stock at $0.50 for legal services in connection with the Company's various registrations and offerings.

     In September and November 1996, the Company issued a total of 483,944 shares of its common stock upon conversion of debentures and related interest payable. The convertible debentures and interest converted at prices ranging from $0.50 to $1.00 (see Note M). The debentures were originally issued from November 1995, and throughout 1996.

     In September 1996, the Company approved the issuance of a total of 6,100 shares of its common stock at $0.50 to all employees as of August 26, 1996. The shares were issued in December 1996.

On October 1, 1996, the Company issued 400,000 shares of its common stock at $1.50 pursuant to exemption provided by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. As a result of Rule 504, these shares are not restricted as to resale under Rule 144.

On August 1, 1996, the Company purchased 125,000 shares of its common stock, previously issued pursuant to Rule 504, from a shareholder at $1.60 per share. The Company paid for the purchase with a note payable totaling $200,000. The Company then transferred the 125,000 treasury shares to an investor relations firm for services to be rendered. In November 1996, the Company cancelled its contract with the investor relations firm and received back 75,000 shares as treasury stock. The investor relations firm had sold 45,000 shares in the market to raise capital for its ongoing marketing efforts. These efforts resulted in $30,000 of expense and $50,000 of prepaid expense on the Company's books at December 31,1996. The Company transferred the 75,000 shares back to the original shareholder at $2.00 per share as payment on the outstanding note payable. The difference between the note payable amount and the cost of treasury is accounted for as a contribution to additional paid-in capital.

NOTE M-RELATED PARTY TRANSACTIONS

Dr. George E. Orm III, the Company's chairman and principal stockholder, is also the sole stockholder of KODA, Inc., a company that owns Dr. Orm's three eye-care practices. Total receivables due from KODA, Inc. at December 31, 1995 and 1996 were $204,263 and $414,028, respectively.

In August 1995, Dr. George E. ORM, III purchased an eye-care facility in Irving, Texas from ORM for $964,056, and the Company sold an eye-care facility in Richardson, Texas (separate from the facility mentioned earlier) to George
E. Orm III's father, George E. Orm Jr., for $400,000.

                         EYEMAKERS, INC. AND SUBSIDIARY
                   Notes To Consolidated Financial Statements
                     Years ended December 31, 1995 and 1996

NOTE M - RELATED PARTY TRANSACTIONS (continued)

For the years ended December 31, 1995 and 1996, the Company had the following transactions and year-end balances with related parties:

                                                 1995           1996
                                              ___________    ___________

     Revenues                                 $ 2,347,779    $ 1,169,132
     Interest income                               32,029        121,036

     Management fee receivables                   208,503        482,221
     Interest receivable                           32,029        100,298
     Advances                                         -          101,702
     Notes receivable                           1,364 056      1,327,691

On May 10, 1996, the Company acquired the Eyemakers trade name from KODA, Inc. for $2,125,000 (its estimated fair value). The trade name was registered with the US Patent and Trademark Office on December 1, 1992 as trademark #1737806. The Company credited management fees receivable of $200,000 from KODA, Inc. and issued 1,925,000 shares (at $1.00 per share) of its voting common stock in satisfaction of the purchase price. For accounting purposes, as the trademark was purchased from a related entity, the asset has been recorded by the Company at the basis of KODA. Inc (in accordance with generally accepted accounting principles) of $13,000. The difference between the recorded cost of the trademark and the basis of the trademark of $2,112,000 is reflected as a contra to additional paid-in capital (a deemed distribution). The trademark was independently appraised in 1994 at $1,400,000.

In 1995, certain employees and their relatives loaned funds to the Company at 10% under convertible debentures payable in one year. Effective November 1996, the loans were converted into one share of the Company's common stock for each $.50 of unpaid indebtedness plus accrued interest. The outstanding balances due at December 31, 1995 and 1996 to these related parties were $ 102.500 and $0, respectively.

NOTE N - SUBSEQUENT EVENTS

On December 5, 1996, the Company issued a Private Placement Memorandum ("Memorandum"), offering 400,000 shares of its Series A, convertible Preferred stock ("Preferred shares"), par value $.001, at $1.875 per share. The Company has five million shares of Preferred stock authorized. As of December 31, 1996, no shares had been sold under this Memorandum. In February 1997, 124,000 Preferred shares were sold under this Memorandum. On March 27, 1997 this Memorandum was closed.

On March 28, 1997, the Company issued a Private Placement Memorandum ("Second Memorandum"), offering 500,000 shares of its Series A, convertible Preferred stock, par value $.001, at $3.00 per unit ("Unit"). Each unit consists of two preferred shares with one attached warrant to purchase one share of the Company's common stock at $3.50 per share. The investors who purchased 124,000 Preferred shares under the Memorandum were given an opportunity to rescind their investment but chose to continue their investment in the Company by agreeing to the terms and conditions set forth in the Second Memorandum. This offering was closed on April 9, 1997 after having sold the total offered 250,000 Units.

                        EYEMAKERS, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1996
             AND THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                       EYEMAKERS, INC. AND SUBSIDIARY
               CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 1996 (AUDITED) AND THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                 December 31      Unaudited
                                                     1996        June 30, 1997
                                                 ____________________________

                                    ASSETS
Cash                                                    8,168           3,585
Receivables                                           826,112       1,271,224
Other current assets                                  296,848         222,215
                                                 ____________________________

Total current assets                                1,131,128       1,497,024

Property and equipment net                            140,548         100,548

Notes receivable                                    2,375,914       2,375,914

Other assets                                           94,813          76,480
                                                 ____________________________

                                                    3,742,403       4,049,966
                                                 ============================

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable                                         212,484          90,984
Other current liabilities                             730,124         537,274
                                                 ____________________________
Total current liabilities                             942,608         628,258

Long term liabilities                                 592,952         592,952

Common stock                                            5,235           5,314
Preferred stock                                           -               750
Additional paid-in capital                            862,277       1,481,645
Retained earnings                                   1,339,331       1,341,047
                                                 ____________________________

Total liabilities and stockholders' equity          3,742,403       4,049,966
                                                 ============================

                            STATEMENT OF OPERATIONS

Total revenues                                      2,656,340       1,066,070
Total costs and expenses                            2,135,982       1,150,141
                                                 ____________________________

Income from operations                                520,358         (84,071)

Interest income                                       138,455         111,795
Interest expense                                      (50,620)        (25,000)
                                                 ____________________________

Net income before income taxes                        608,193           2,724

Provision for income taxes                           (232,521)         (1,008)
                                                 ____________________________

Net income                                            375,672           1,716
                                                 ============================

Earnings per share                                       0.08            0.00
                                                 ============================

Weighted average shares outstanding                 4,973,098       6,871,050
                                                 ============================

                         EYEMAKERS, INC. AND SUBSIDIARY
              Notes to Condensed Consolidated Financial Statements
                     For the Six Months Ended June 30, 1997

Note A - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by Eyemakers, Inc. and Subsidiary (the Company) for quarterly financial reporting purposes are the same as those disclosed in the Company's annual financial statements. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments necessary for a fair presentation of the information presented.

The quarterly condensed consolidated financial statements herein have been prepared by the Company without audit. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company's management believes the disclosures are adequate to make the information not misleading, it is suggested that these quarterly condensed financial statements be read in conjunction with the audited annual financial statements and footnotes thereto.

Note B - RECLASSIFICATIONS

The accompanying condensed consolidated financial statements contain certain reclassifications of previously reported information. The reclassifications have been made to more appropriately reflect the operating results of the Company.

Note C - NOTES PAYABLE

In April 1997, the Company converted $100,000 of 8% notes payable to 76,190 shares of the Company's common stock at the rate of $1.3125 per share.

Note D - STOCKHOLDERS' EQUITY

In April 1997, the Company closed a Private Placement Memorandum dated March 27, 1997 whereby the Company sold 500,000 shares of its Series A Preferred Stock for $1.50 per share. The Preferred Series A shareholders earn a coupon of 5% on the outstanding value of their shares. Series A Preferred Shares are convertible one for one to the Company's common stock. Attached to the preferred shares were warrants to purchase 250,000 shares of the Company's common stock at $3.50 per share.

                        EYEMAKERS, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1996
         AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                       EYEMAKERS, INC. AND SUBSIDIARY
               CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1996 (AUDITED)
         AND THE NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                 December 31      Unaudited
                                                     1996    September 30, 1997
                                                 ____________________________

                                    ASSETS
Cash                                                    8,168          78,690
Receivables                                           826,112       1,427,534
Other current assets                                  296,848         137,501
                                                 ____________________________

Total current assets                                1,131,128       1,643,725

Property and equipment net                            140,548          80,548

Notes receivable                                    2,375,914       2,375,914

Other assets                                           94,813          92,313
                                                 ____________________________

                                                    3,742,403       4,192,500
                                                 ============================

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable                                         212,484         290,984
Other current liabilities                             730,124         475,622
                                                 ____________________________
Total current liabilities                             942,608         766,606

Long term liabilities                                 592,952         592,952

Common stock                                            5,235           5,311
Preferred stock                                           -               500
Additional paid-in capital                            862,277       1,481,898
Retained earnings                                   1,339,331       1,345,233
                                                 ____________________________

Total liabilities and stockholders' equity          3,742,403       4,192,500
                                                 ============================

                            STATEMENT OF OPERATIONS

Total revenues                                      2,656,340       1,598,582
Total costs and expenses                            2,135,982       1,721,635
                                                 ____________________________

Income from operations                                520,358        (123,053)

Interest income                                       138,455         166,245
Interest expense                                      (50,620)        (33,824)
                                                 ____________________________

Net income before income taxes                        608,193           9,368

Provision for income taxes                           (232,521)         (3,466)
                                                 ____________________________

Net income                                            375,672           5,902
                                                 ============================

Earnings per share                                       0.08            0.00
                                                 ============================

Weighted average shares outstanding                 4,973,098       5,937,566
                                                 ============================

                         EYEMAKERS, INC. AND SUBSIDIARY
              Notes to Condensed Consolidated Financial Statements
                     For the Nine Months Ended September 30, 1997

Note A - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by Eyemakers, Inc. and Subsidiary (the Company) for quarterly financial reporting purposes are the same as those disclosed in the Company's annual financial statements. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments necessary for a fair presentation of the information presented.

The quarterly condensed consolidated financial statements herein have been prepared by the Company without audit. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company's management believes the disclosures are adequate to make the information not misleading, it is suggested that these quarterly condensed financial statements be read in conjunction with the audited annual financial statements and footnotes thereto.

Note B - RECLASSIFICATIONS

The accompanying condensed consolidated financial statements contain certain reclassifications of previously reported information. The reclassifications have been made to more appropriately reflect the operating results of the Company. See the notes to the audited financial statements for December 31, 1996.

Note C - BUSINESS COMBINATION

In August 1997, the Company and the shareholders of Budget Opticals of America, Inc., a Texas corporation, agreed to merge effective December 31, 1997. Under the terms of the agreement, the shareholders of Budget received cash totaling $50,000, 600,000 shares of the Company's Preferred Series B stock and the Company was obligated to pay and additional $325,000 for non-compete agreements during 1997 and 1998. The Series B shares are convertible into shares of the Company's common stock, one-for-one, at $4.25 per share or the Series B holders may elect to be paid the value of their shares at the end of two years at $4.25 per share. The Preferred Series B shareholders earn a coupon of 5% on the outstanding value of their shares.

Note D - NOTES PAYABLE

In April 1997, the Company converted $100,000 of 8% notes payable to 76,190 shares of the Company's common stock at the rate of $1.3125 per share.

Note E - STOCKHOLDERS' EQUITY

In April 1997, the Company closed a Private Placement Memorandum dated March 27, 1997 whereby the Company sold 500,000 shares of its Series A Preferred Stock for $1.50 per share. The Preferred Series A shareholders earn a coupon of 5% on the outstanding value of their shares. Series A Preferred Shares are convertible one for one to the Company's common stock. Attached to the preferred shares were warrants to purchase 250,000 shares of the Company's common stock at $3.50 per share.

                              PART III

                     ITEM 1 - INDEX TO EXHIBITS


2.0 The Acquisition Agreement entered into by and between 21st Century Vision, Inc., a Nevada corporation, and Optical Resource Management, Inc., a Texas corporation, dated May 17, 1996, filed with SEC in this Registration Statement.

2.1    The Agreement of Merger entered into by and among Eyemakers, Inc.
       a Nevada corporation, Eyemaq, Inc., a Texas corporation, and Budget Opticals of America, Inc., a Texas corporation, dated August 22, 1997, (exhibits and schedules excluded, which exhibits and schedules are available upon request) filed with SEC in this Registration Statement.

2.2 Amendment to the Agreement of Merger entered into by and among Eyemakers Inc., a Nevada corporation, Eyemaq, Inc., a Texas corporation, and Budget Opticals of America, Inc., a Texas corporation, dated January __, 1998, filed with SEC in this Registration Statement.

3.0 Certificate of Incorporation of 21st Century Vision, Inc., consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on March 23, 1995, filed with SEC in this Registration Statement.

3.1 Certificate of Incorporation of Optical Resource Management, Inc., consisting of Articles of Incorporation filed with the Secretary of State of the State of Texas on July 22, 1994, filed with SEC in this Registration Statement.

3.2 By-Laws of 21st Century Vision, Inc., dated March 23, 1995, are attached hereto, filed with SEC in this Registration Statement.

3.3 By-Laws of Optical Resource Management, Inc., filed with SEC in this Registration Statement.

3.4 Certificate of Amendment of Articles of Incorporation of 21st Century Vision, Inc., filed with the Secretary of State of the State of Nevada on August 26, 1996, filed with the SEC in this Registration Statement.

3.5 Articles of Incorporation of Budget Opticals of America, Inc., a Texas corporation, filed with the Secretary of State of the State of Texas on July 29, 1987, filed with the SEC in this Registration Statement.

3.6 Plan and Agreement of Reorganization by Merger of Eyemaq, Inc. with and Into Budget Opticals of America, Inc. Under the Name of Budget Opticals of America, Inc., filed with the Secretary of State of the State of Texas on December 31, 1997, filed with the SEC in this Registration Statement.

3.7 By-Laws of Budget Opticals of America, Inc., a Texas corporation, are attached hereto, filed with the SEC in this Registration Statement.

4.0    Common Stock certificate, filed with SEC in this Registration Statement.

4.1 Certificate of Designation of Series A Preferred Stock, filed with the Secretary of State of the State of Nevada on December 4, 1996, filed with the SEC in this Registration Statement.

4.2 First Amendment to the Certificate of Designation of Series A Preferred Stock, filed with the Secretary of State of the State of Nevada on April 8, 1997, filed with the SEC in this Registration Statement.

4.3 Certificate of Designation of Series B Preferred Stock, filed with the Secretary of State of the State of Nevada on January 29, 1998, filed with the SEC in this Registration Statement.

10.0p 10% Convertible Note due November 10, 1996 between Optical Resource Management, Inc., a Texas corporation, and Wayne Allison (former President, CEO and a Director of the Company), in the amount of $25,000.00, No. P-003, dated November 10, 1995, filed with SEC in this Registration Statement.

10.1p 10% Convertible Note due November 10, 1996 between Optical Resource Management, Inc., a Texas corporation, and Darrell Jolley (Chief Operating Officer, Secretary, Treasurer and a Director of the Company), in the amount of $1,000.00, No. P-013, dated November 10, 1995, filed with SEC in this Registration Statement.

10.2p Promissory Note between Dr. George Orm, III (Chairman of the Board) and Optical Resource Management, Inc., a Texas corporation, in the amount of $1,100,000.00, dated August 1, 1995, filed with SEC in this Registration Statement.

10.3p Practice Management Agreement between Dr. George Orm, III (Chairman of the Board) and Optical Resource Management, Inc., dated October, 1994, filed with SEC in this Registration Statement.

10.4p Standard Office Lease Agreement between Blue Lake Partners, Ltd., a Texas limited partnership, and Optical Resource Management, Inc., a Texas corporation, commencing July 1, 1995, filed with SEC in this Registration Statement.

10.5p Promissory Note between Dr. George E. Orm, Jr. and Optical Resource Management, Inc., a Texas corporation, in the amount of $400,000.00, dated November 16, 1995, filed with SEC in this Registration Statement.

10.6p EYEMAKERS Trademark information for Optical Resource Management, Inc., filed with SEC in this Registration Statement.

10.7p Commercial Lease between Enzo Pelligrino and Budget Opticals of America, Inc. dated June 25, 1996, filed with the SEC in this Registration Statement.

10.8p Vision Center Master Lease Agreement between Venture Stores, Inc. and Budget Opticals of America, Inc. effective as of January 7, 1996, filed with the SEC in this Registration Statement.

10.9p Employment Agreement by and between Budget Opticals of America, Inc. and James Mellon, dated August 22, 1997, filed with the SEC in this Registration Statement.

10.10p Non-Qualified Stock Option Agreement by and between Eyemakers, Inc. and
       Darrell Jolley (Chief Financial Officer, Secretary, Treasurer and a Director of the Company), dated December 1, 1995, filed with the SEC in this Registration Statement.

10.11p Non-Qualified Stock Option Agreement by and between Eyemakers, Inc. and
       Darrell Jolley (Chief Financial Officer, Secretary, Treasurer and a Director of the Company), dated March 31, 1997, filed with the SEC in this Registration Statement.

10.12p Non-Qualified Stock Option Agreement by and between Eyemakers, Inc. and
       George E. Orrm III (Chairman of the Board), dated December 1, 1995, filed with the SEC in this Registration Statement.

21.0 Subsidiaries of the Registrant as of March 14, 1998, filed with SEC in this Registration Statement.

27.0 Financial Data Schedule for the period ending 12/31/96, filed with the SEC in this Registration Statement.

27.1 Financial Data Schedule for the period ending 6/30/97, filed with the SEC in this Registration Statement.

27.2 Financial Data Schedule for the period ending 9/30/97, filed with the SEC in this Registration Statement.

                                 SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Eyemakers, Inc.


Date:       March 14, 1998

By:         /s/ JAMES MELLON
            James Mellon
            Chief Executive Officer